Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Companies: Hughes Electronics Corporation
                                                 Commission File No. 000-26035
                                                    General Motors Corporation
                                                 Commission File No. 001-00143


                                                              NEWS CORPORATION
                                                    Moderator:  Tsalem Mueller
                                                    May 13, 2003/8:00 a.m. CDT


                               NEWS CORPORATION

                                 May 13, 2003
                                 8:00 a.m. CDT



Coordinator                Good morning, and welcome to the News Corporation
                           and Fox Entertainment Group's third-quarter earnings release conference call. I would like to notify that your lines will be on a listen-only mode until the question-and-answer segment of today's call. This call is being recorded. If you have any objections, please disconnect at this time. I would now like to turn the call over to one of today's speakers, Mr. Gary Ginsberg, Executive
                           Vice President of Investor Relations and Corporate
                           Communications. Thank you, sir, you may begin.

G. Ginsberg                Thank you, Hope. Good morning, everyone, and
                           welcome to today's conference call to discuss the third-quarter operating results for both News
                           Corporation and the Fox Entertainment Group. With me today are Rupert Murdoch, Chairman and Chief
                           Executive of News Corp.; Peter Chernin, President and Chief Operating Officer; Lachlan Murdoch,
                           Deputy Chief Operating Officer; and Dave DeVoe,
                           Chief Financial Officer. Before we begin our discussion today, let me first make some preliminary statements. This call does not constitute an offer to sell or solicitation to buy in connection with the proposed acquisition by News
                           Corporation of an interest in Hughes Electronics.
                           News, GM and Hughes intend to file a proxy or a consent solicitation statement, and other materials with the SEC, with respect to the transaction.

                           Because they will contain important information, investors are urged to read these materials which, when filed, will become available free of charge at the SEC's Web site. Investors will also receive information at an appropriate time on how to obtain transaction-related documents for free from News.

                           Today's call is, of course, governed by the Safe Harbor Provisions. On this call, we will make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in News's public filings with the SEC that could cause actual results to be materially different from those in the forward-looking statements. In addition, to the extent that any non-GAAP financial measures are discussed on this call for which a GAAP reconciliation is not otherwise contained in the News Corporation or Fox earnings releases, News and Fox will post any required additional information on their respective Web sites.

                           With all of that, I would now like to turn the call over to Rupert Murdoch.

R. Murdoch                 Thank you, Gary. Good morning, ladies and
                           gentlemen. If you've read our release, then you certainly know the kind of income growth and operational momentum we continue to enjoy at both
                           News Corporation and Fox: the 25% improvement in News Corp.'s operating income for the quarter; the 39% increase in EBIT DA at Fox; and particularly impressive, the fact that such gains were accomplished, despite the financial impact of a war. All these achievements point to a company that's operating more smoothly, more successfully than at any time in its history.

                           Our growth has come according to a consistent strategy. There were no surprises in our results, and we can be very confident that the solid improvements we are making will continue from here. We are leveraging our strengths; we are creating assets of enormous value; and we are consistently meeting - even exceeding - our predictions of market gains and operational growth.

                           The result has been a considerable strengthening of both the content and distribution sides of our business. In terms of content, our film, television and publishing assets are growing well. The film content that we put in theaters and on televisions around the globe continues to grow profits. Our network television content is fresh and compelling, as reflected in our network profits. Our veteran experience in news production, general entertainment and sports programming has created some of the fastest-growing cable channels in the industry, and our publishing assets also continue to grow.

                           On the distribution side, we've made some great strides, particularly since the close of the quarter. I see it in two valuable pay-television opportunities, in Italy and the United States. In April, we officially created Sky Italia, with the completion of our purchase of Telepiu in Italy. Based on the very low purchase price; on the very manageable investment costs; on our proven ability to control piracy; and in a potential reward for such a rich and under-served market, we look forward to generating robust profits on this platform after the full implementation of the merger and the full launch of Sky Italia.

                           We also recently announced our agreement to acquire a 34% interest in Hughes Electronics and their American satellite television platform, Direct Television, in North and South America. Certainly, this is a business with tremendous potential, both for consumers and our company. With the addition of DirecTV, we'll have built the world's first truly global television platform, a platform that immediately will serve more than 25 million subscribers across the globe.

                           Of course, DirecTV will face very stiff competition in the United States from the larger and dominant cable companies. We look forward to this competition, and to energizing the American multi-channel market by offering an unprecedented quality of service, a unique diversity of programming, and new and interactive services, to the benefit of American consumers.

                           These initiatives will take some time, but it is a process that we will pursue with great focus and energy.

                           At the same time, and along with these exciting new undertakings, we remain intensely focused on our core assets, and on sustaining the impressive growth that continues to characterize our results. So today, we are increasing our guidance for both News Corporation and Fox Entertainment Group, as Dave DeVoe will explain to you now as part of our financial review of the quarter. Thank you, David.

D. DeVoe Rupert, thank you very much, and good morning, everybody. As Rupert mentioned, we are pleased with the company's performance in achieving continued strong revenue and operating income growth, both at Fox and at News Corporation. This growth reflects the outstanding performance at the Fox Network; the further development of our cable channels; and continued successful theatrical and home video releases at the film division. It also reflects the stability and strength of our print businesses, which continue to improve their market share in highly competitive markets.

                           We are equally pleased with the results from Fox television stations, which registered increases despite the non-recurrence of advertising revenues from last year's Super Bowl on Fox, and the impact of significant preemption's for war coverage. The impact of the war on the stations was approximately $20 million in the quarter, and the effect on the entire company was between 35 and $40 million.

                           For today's call, I'll first discuss Fox's performance, and then I'll follow that with an overview of News Corporation. Let's take a look at Fox first.

                           For the quarter, the Fox Entertainment Group reported revenue growth of 9%, and consolidated EBIT DA of $542 million, up 39% from last year. Operating income increased by over $200 million, to $464 million; and Fox's earnings per share for the quarter were $0.31 this year versus $0.13 in last year's quarter.

                           Now let's look at the Fox consolidated businesses in a bit more detail, starting with film. Film entertainment reported another exceptionally strong contribution, with third-quarter EBIT DA of $220 million, surpassing last year's strong quarterly results. Driving this year's earnings were significant home entertainment sales, especially from our blockbuster, Ice Age. Additionally, the pay TV availability of Shallow Hal and Planet of the Apes contributed to the quarter's performance. These strong results were somewhat offset by the theatrical releasing costs of films released in the quarter, including Daredevil, Phone Booth, and Just Married.

                           Our television production business,
                           Twentieth-Century Fox Television, also increased its earnings from a year ago. This result reflects higher syndication profits from The X-Files and Dharma and Greg, and continued strong DVD contributions from television product, including The Simpsons and 24.

                           At our television stations, we had another strong result, with third-quarter EBIT DA of $179 million on revenue growth of 6%. Revenue increases were achieved, despite the absence of the Super Bowl on Fox this year, and substantial preemption's, due to war coverage, which I mentioned just a couple of minutes ago. In addition, we increased our promotion cost to support the February sweeps, and a news-related cost increase for war coverage.

                           At the Fox Broadcasting Network, EBIT DA for the quarter was $37 million, compared to a loss of $45 million a year ago. This significant improvement reflects increased prime-time revenues from a 32% increase in ratings, and improved pricing as a result of that; also - as a result of success, rather, of the network's schedule, and particularly from the shows, Joe Millionaire and American Idol, and these improvements were partially offset by increased marketing costs on our new midseason shows.

                           The improvement at the Fox Network also reflects the non-recurrence of the Super Bowl on Fox, which resulted in a loss at the network level a year ago; and Peter will give you more detail on the network in just a couple of minutes.

                           Moving on to the cable network programming segment, this segment reported EBIT DA of $106 million, a $23 million increase over last year's results, on 18% revenue growth. This segment continues to experience increases in subscribers and ad revenues, while controlling costs across all networks. Given that these networks are still developing, we expect our operating margins in this segment to continue to grow for some time to come.

                           The Fox News Channel continued its growth in the third quarter. This growth was achieved, despite preemption's and increased costs for war coverage. Ad sales, which increased nearly 50%, led the quarter's growth.

                           The regional sports networks also continued their growth this quarter, and achieved double-digit revenue growth from increases in DTA subscribers. Reduced broadcast operations costs also contributed to the improved result. The quarter was, however, affected by the blackout of Fox Sports North and Sunshine Network, for which carriage terms were agreed after the quarter ended, and the impact was about $6 million.

                           Speed Channel also continued its growth in the quarter, with a 13% increase in subscribers and a 59% increase in advertising revenues from year-ago levels.

                           At FX , revenues were up 17%, driven by higher advertising revenues from ratings and pricing, and the addition of approximately four million subs from a year-ago level.

                           With that on Fox, let's turn our attention to News Corporation and the additional operations that are not included as part of the Fox Group. News Corporation overall reported operating income in the third quarter of $685 million, a 25% increase over last year's reported results. The majority of this improvement was generated by our filmed entertainment, television and cable network businesses, the results of which we just discussed. Additionally, both our book publishing and our magazines and inserts segments performed well this quarter.

                           Losses at our associated entities before other items of $26 million were primarily the result of the inclusion of our share of losses at Stream. These losses at Stream reflect the seasonality, the amortization of soccer rights in this quarter. This performance was offset in part or these losses were offset in part by our share of the BSkyB results, and BSkyB has just reported this morning, so I refer you to that release.

                           News Corporation's net profit for the third quarter before other items is $298 million, versus $236 million a year ago. Earnings per ADR were $0.23, versus $0.18 a year ago. The results on a per-share basis reflect the substantially higher operating income from our consolidated businesses, partially offset by the lower results from our associates.

                           Looking at News Corp.'s divisional results, our film and our cable segment results at News Corp. are in line with the comments I just made at Fox. At News Corporation's television segment, operating income was $207 million, up 82% over the third-quarter results from a year ago. This performance primarily reflects the growth at the network and the stations discussed earlier.

                           In addition, Star continued to enjoy operating profit growth this quarter, despite costs associated with the launch of our channel in China. Star's revenues grew by more than 20% from an increase in subscribers. This is mainly at Star Plus in India.

                           Our magazines and inserts segment reported operating income of $76 million, a 6% improvement over last year's quarterly result; and this improvement is driven by higher revenues, particularly in the FSI division and reduced paper cost offset, offset in part by increased operating costs at the in-store division. These costs are principally related to higher payments to retailers.

                           In the newspaper segment, operating income reported in U.S. dollars is $115 million, $11 million lower than the third quarter a year ago. Advertising revenue gains both in the United Kingdom and Australia were offset by circulation revenue declines in the U.K. as a result of the Sun's cover price reduction to match its competitor.

                           In Australia, stronger advertising trends from the particularly health real estate, telecommunications and automobile sector, coupled with reduced newsprint costs, increased our operating income in local currency terms by 6%.

                           Harper Collins, our book business, had another solid quarter, delivering earnings in line with last year of $23 million.

                           Moving on to our balance sheet for a couple of minutes, the company continues to strengthen our financial condition. During the quarter, in a series of transactions, the company took advantage of the opportunities in the debt markets, and essentially refinanced high-coupon near-term debt maturities with new issues that were lower-coupon and longer-dated.

                           We also issued a new security over our BSkyB shares, and redeemed the majority of the old security, which had been outstanding since 1996. This transaction will save us about $40 million in cash a year. At March 31st, our debt balances decreased from year-end levels by nearly $860 million to $7.8 billion, and our cash balances stood at $4.9 billion.

                           After the quarter, which Rupert just mentioned a minute ago, we closed on the acquire of Telepiu. It now will form Sky Italia. This will be a new reporting segment, by the way, for the company. Cash paid at the closing totaled approximately 425 million euros, and we have assumed approximately $350 million of Telepiu's public debt.

                           Finally, before I talk about guidance, as indicated in our last call, the company generates over 80% of our operating cash flow in the last six months of the fiscal year. So far in the first nine months of this year, cash flow from operations less capital expenditures was approximately $1.3 billion. This is an improvement of approximately $400 million over last year's level.

                           Finally, moving on to our expectations for the year and before I do that, I need to provide some Regulatory-G comments.

                           As more completely described in Fox's 10-K and 10-Q's filing, and in the earnings release distributed today, we believe EBIT DA is the key financial performance matrix for Fox. It is determined by taking operating income and adding back depreciation and amortization. If you are looking to reconcile our estimates of Fox's 2003 EBIT DA to operating income, we estimate that depreciation and amortization for the year will approximate $300 million.

                           Now with that, let me address our expectations. As we look at the remainder of fiscal 2003, essentially all of our operating divisions are projecting continued growth. Operating indicators through April have been encouraging, with few exceptions; but we do remain cautious on the economy.

                           In our previous-quarter conference call, we indicated expectations for 2003 EBIT DA growth at Fox to be in the range of 40% to 45% above 2002 levels; and based on the assumptions inherent in our projections, we are increasing our growth expectations for fiscal 2003 to approximately 55%.

                           At News Corporation, our previous guidance, which included the operating losses of Sky Italia, indicated a low to mid-20% growth rate above fiscal 2002 operating income levels. We are now increasing our operating income growth estimates at News Corporation to the low 30% range.

                           With that, I would now like to turn the call over to Peter, who will provide more color on our operations.

P. Chernin                 Thank you, Dave. I think Rupert and Dave
                           have given a pretty clear picture of the reasons for the operational strength that's reflected in our third-quarter results. I'd just like to take a minute to give you a sense of what we plan to do with that strength going forward, particularly at the Fox assets.

                           When it comes to our film operations, obviously our video and DVD businesses will continue to drive the kinds of strong and steady results that were seeing now. But I'd say that even more important is the strong string of successful motion pictures that our studio continues to produce. During the past quarter, this streak included three number-one box office releases in a row, with the openings of Just Married, Phone Booth and Daredevil, an achievement that was quickly followed by X2, which opened ten days ago to a record $155 million worldwide on its opening weekend; and in its first ten days has now brought in more than $270 million in worldwide box office. I might add that the total worldwide box office of the first film was about $280 million, so in the first ten days, we've essentially matched the first film. This kind of movie and the previous three are the streak that feeds our pipeline of video and DVD releases, and we will work to extend it over the coming quarters. This weekend, we released Down With Love, with Ewan McGregor and Renee Zellweger. In July, we have Sean Connery in League of Extraordinary Gentlemen. In November, we have Peter Weir's Master and Commander, with Russell Crowe; and at Christmas, we'll release both Cheaper by the Dozen, which is a very wholesome and appealing family movie; and a new Farrelly Brothers comedy, Stuck on You, which is not.

                           In television, we're obviously very happy with our positive momentum and increased revenues both of which we intend to maximize and drive forward. At the heart of these improvements is the strong turnaround at the Fox Broadcasting Company, which has lifted ratings and ad revenues not only at the network, but across our 35 U.S. television stations.

                           On Thursday, we'll announce our fall lineup of shows, so I don't have too much to say about our programming plans, but I can tell you that we will continue to leverage the strength that, in the past quarter, delivered Fox its first-ever sweeps victory among adults 18 to 49; and put is, I think, at a very competitive place to potentially win this month's sweeps as well.

                           I can also tell you that we're in a much stronger position going into the up-fronts than we were a year ago. We have far higher ratings across our entire schedule; more powerful legions with which to launch new shows; more stability across more nights; and a lot fewer holes to fill than last year.

                           American Idol 2 is clearly a national phenomenon, a franchise hit that is doing for us what Survivor did for CBS several years ago. With two weeks to go, the show is posting very strong numbers across all age groups, and we're expecting its finale over the next two weeks to generate very big numbers. The strength of American Idol has lifted our entire schedule, most importantly, scripted series, which will be the foundation of our schedule going forward.

                           24 has grown this season. Bernie Mac, That 70's Show, and Simpsons have all upped their ratings substantially this season. Oliver Bean, the premier of which we did about 60 days ago, has been an early success; and another new comedy we launched in midseason, Wanda at Large, is the second-highest-rated new comedy of the season.

                           This summer, we plan to build on this momentum with early launches of numerous shows, as we go into a 12-month-a-year scheduling thing, in order to better cushion the effects of post-season baseball, to get a head start on the fall and to maximize our marketing dollars, to help us release new successes.

                           In cable, the big story is obviously Fox News Channel. But I'd say the bigger story is how well Fox News is doing with the end of the war. Obviously driven by the war, Fox News ended the past quarter as the highest-rated basic cable channel in prime time, the first news channel to rate number one in more than 12 years.

                           Since the war, Fox News has managed better than any of its competitors to hold on to its new viewers, and with the cost of preemption's and other war-related expenses behind us, we can look forward to greater ad sales and margin expansion from here.

                           We can also look forward to the continued growth of revenues and operating profits at our regional sports networks, and at FX. With more DTH subscribers and higher affiliate rates at the RSN's, with steadily increasing subs and ad revenues at FX, and with two of cable's fastest-growing channels in National Geographic and Speed, we have a lot of confidence that cable network programming will continue to be a major growth driver for the company.

                           Given the number and the effectiveness of our growth engines, the outlook for both News Corp. and Fox in the coming quarters is very positive, as reflected in our upgraded forecasts which Dave just gave you, and particularly throughout these five consecutive quarters of double-digit growth.

                           With that, Dave, Rupert, Lachlan and I would be happy to answer any questions you may have.

                           Coordinator Jessica Reif-Cohen, you may ask your question, and please state your company name.

J. Reif-Cohen              It's Merrill Lynch. I have two completely separate
                           questions. One, Peter, could you comment on your outlook for the up-front market for both the TV network and your cable networks?

                           Separately, completely separate, is a sports question: Dave mentioned that there was an impact from being taken off the advanced Newhouse Systems for the RSN's, and Peter mentioned affiliate fee increases for the RSN's. Could you just talk generally about the RSN's, where you see affiliate fees going? Is there any change in your rights fees from the new deal with Cablevision? I understand you're on a tier now. What with the advanced Newhouse resolution, just speak about that. Thank you.

P. Chernin                 First, as for the up-front, I'm obviously not going
                           to make any predictions about the up-front. I think that there's a bunch of very positive things, which we have going for us. Clearly, we have great ratings momentum going into it at Fox. I think, excluding the Super Bowl, we're up 30% in calendar
                           '03. I think we've got the best demos of any network, which will continue; and I think that there seems to be strong demand in key categories:
                           movies, cars, retail, fast food, etc., financial services, the wireless. So right now, all the signs are pretty good, and I think we're in a good position, I believe as good a position as any network, to play this marketplace. I personally believe that the cable CPM's will be slightly stronger than network CPM's. Again, I think with the growth of FX and particularly the News Channel and Speed, etc., we're in a good position to play those. The RSN's, we had a settlement with Time-Warner and with the Newhouse Systems which we feel very good about. It's obviously confidential, but it represented the kind of increase that we expected in our budget, and I think we are planning these businesses for the long-term, which is, we think that they can continue to grow.

                           On the other hand, we're not interested in gouging the cable operators and driving sports fees to the points, where we get deliberately migrated to other tiers. So I think we're looking to build long-term profitable businesses with our cable operators. We believe that they are valuable basic services, and we think we've got a pretty good equation, certainly in the short to midterm going forward, of keeping our rights fees under control and hopefully growing our affiliate fees at a slightly larger level.

J. Reif-Cohen              May I just follow up with one question on the
                           advertising side, Peter? Could you at least discuss the outlook for calendar Q2 or your fiscal Q4 for TV stations.

P. Chernin                 I think maybe I'd be better served having Lachlan
                           do that.

L. Murdoch                 Sure, Jessica. For the rest of the year, the
                           station pacings show moderate increases above last year. The June month, the end of this current quarter, appears to soften and flatten out, to being slightly negative; although automotive and entertainment revenue really remain the main drivers. So for this fourth quarter that we're in now, we'll see sort of a mid-single-digit growth for the quarter for the pace.

Coordinator                Richard Bilotti, you may ask your question, and
                           please state your company name.

R. Bilotti                 Rich Bilotti from Morgan Stanley.
                           Gentlemen, in looking at both your network level and your station level, it appears that you spent considerable sums, and you sort of reference this in your comments, on promoting your schedule.
                           Looking at the year-over-year change in revenue growth, excluding the Super Bowl, at the network it was obviously up a lot, and the stations were up.
                           So could you walk us through how you made that decision, and does that come back to - in other words, can you monetize that in fiscal '04?

                           I guess if you want to look at it from a very concise point of view, does spending that money this year allow you to create operating leverage such that, especially at the station groups, year-on-year margins continue to improve next year as they did this year?

P. Chernin                 Rich, let me answer that question first
                           from the network, although I think it probably extends a little bit to the station group, since the bulk of our marketing spend was at the network.
                           I believe we probably increased our marketing spend by about $25 million in this fiscal quarter that we're reporting. I think it was exactly the right thing to do for ongoing leverage, and will be reflected in ongoing leverage.

                           If you recall, we came out of December with pretty disastrous November and December ratings, and it was critical for us to build up the network. So if you look at what we launched in this quarter, we launched Joe Millionaire, which we'll bring back in the fall and we don't have to relaunch out. We clearly launched American Idol 2, which has proven to be as close to an invaluable property as there is in the television business. We launched Wanda at Large, which looks like a success. We launched Oliver Bean, which looks like a success; and we launched The Pits, which doesn't look like a success.

                           But I think we were very committed to turning around the network, which we felt was something critical to do. We were in the ratings doldrums in the fourth calendar quarter, and we felt it was critical to turn around the network, both for its own performance and for the station performance.

                           I think those results were certainly reflected almost immediately in the February sweeps. We expect them to be reflected again in the May sweeps; and I think that, as I alluded to with Jessica's question, I think that the unparalleled strength which Fox has going into the up-fronts, which - I would rather be the Fox Network going into these up-fronts, than the other networks, given our ratings momentum and our demos - I think a lot of that strength is a reflection of that marketing. Clearly it's the strength - it's a reflection of the shows more than anything, but we felt that we had the goods in the shows, and we wanted to market them aggressively. I think it will be leveraged over next year, both on the network and also on the stations.

L. Murdoch                 Just to echo that on the station group side, with
                           some additional war costs in this quarter, but also some station group spending on the sweeps promotions, which we didn't spend in '02, caused our costs to get pushed up higher than they would have otherwise been. I think, to Peter's point, there was money very well spent. Every single
                           Fox-affiliated O&O was number one in the 18 to 49 demographic in the last sweep, which is a fantastic result; and we'll see in the fourth quarter sort of the expense line will come back into line with the historical growth of well below 2%.

R. Bilotti                 Would that mean that in terms of looking at
                           this - this is the first time in about four or five quarters that we didn't see margin expansion in the station business, Lachlan. Does that mean that with the fourth fiscal quarter and perhaps the first and second fiscal quarter of next year, if expense growth goes back to 2%, we can expect to see further margin expansion on a year-over-year basis?
L.                         Murdoch The answer is yes. There's lower program
                           amortization coming in next year, which helps a lot; and that's offset somewhat by expansion of news; I think about 60 hours of news next year that we're planning on expanding, particularly in the mornings on some of the stations. But net, the margin will increase, yes.

R. Murdoch                 I'd just add, this last quarter was affected by,
                           certainly, 10 or $15 million, by preemption's of advertising for the war coverage.

R. Bilotti                 Thank you very much. R. Murdoch Twenty. I'm
                           corrected, $20 million.

Coordinator                Anthony Noto, you may ask your question, and please
                           state your company name.

A. Noto Goldman Sachs. Peter, your cable networks continue to outperform with strong top-line growth, and as we analyze your affiliate fees relative to the competitive networks in each genre, you seem to continue to be under-leveraged in terms of your audience size relative to your affiliate fees. I know your contracts are a couple of years out from ending. Is there an opportunity in the near term to be able to go back to the cable MSO's and renegotiate the affiliate fees for the Fox News Channel and FX that are clearly continuing to gain market share, but continue to be under-indexed on the affiliate fee side? If not, through the cable networks, is there an opportunity to try to capture affiliate fees through the broadcast network?

                           Then, one other question: If I interpret your guidance correctly, it appears that you're actually taking your fiscal fourth-quarter EBIT DA up by about $50 million to $60 million. Is it fair to assume that that upside for the next quarter is actually a continuation of the strength at the broadcast network, and do you see this as the inflection point for the broadcast network? Thanks.

P. Chernin                 I guess I have a sort of non-answer for the cable
                           questions, which is, I don't want to sort of pre-negotiate on a conference call with cable operators' affiliate fees. We believe that our job is to improve the ratings performance, improve the desirability, to improve the profile of these networks, and to make them must-haves for consumers, and that the affiliate fees will follow suit. We're constantly having internal discussions and discussions with cable operators about what the best way is for us to maximize the results. But doing our job on a day-to-day basis is growing the ratings, growing the profile and growing the consumer demand for these services.

                           I think no one has done that better than Fox News, but I also feel that we're accomplishing the same things at the RSN's, at FX, at Speed, at Nat Geo. We're very cognizant of where our rates are, relative to others'. Clearly, our rates are currently below CNN's, which is a joke. We'll maximize that, but we're not going to pre-negotiate on this call.

                           The same thing is true, frankly, at the broadcast networks. I think that certainly if you look at the fact that 45% of all viewing on cable systems is the broadcast networks, we would expect to get our just desserts for that; but we'll figure out the exact way to do it, and we'll announce it when the time comes.
                           As for the guidance -

D. DeVoe Yes, I think, of course, on the guidance, it's a calculation; and you can make that calculation easily. But I think the more important part is, yes, I think it does speak to our confidence as to where we think the business is probably going to carry over as we start fiscal '04, yes.

A. Noto                    Just one other follow-up question on News
                           Corporation: In the U.K., your competitor has raised prices. From a pricing standpoint strategically, how do you think about pricing in the U.K. versus gaining circulation?

R. Murdoch                 As of today, we're back to our old prices.

A. Noto                    Great. Thank you.

R. Murdoch                 The war is over, and we've increased our
                           lead over the competition by 8%. Coordinator
                           Brendon Lyons, you may ask your question, and please state your company name.

B. Lyons                   Brendon Lyons, J.B. Weir. I was just
                           interested in the forward-pacing comments in regards to the fourth quarter for your station group. On Sinclair's conference call recently, they said that the Fox stations were actually down fourth quarter on last year. How do you reconcile the different outlooks there?

R. Murdoch                 That's Sinclair's problem.

D. DeVoe                   We do a better job.

L. Murdoch                 I can't reconcile the comment, because
                           fourth quarter, as I mentioned in response to Jessica's question, we're up both in revenue terms and - you can probably read into Sinclair's answer in market share terms as well.

B. Lyons                   Then, if I can just ask a follow-up question:
                           Are you able to give some sort of split of the Iraq war impact in terms of splitting it out between the cable group and the network?

D.DeVoe I think we'd rather not get into that level of specificity, particularly - I'm sorry, we're checking on these new SEC regulations, so I guess I can now give this. These are roughly, broadly, the numbers I gave you.

                           About $20 million at the stations; about $5 million at the network; about $10 million at the News Channel; and the balance is at our print businesses.

R. Murdoch                 That's revenue. There were costs -

(Parties speaking simultaneously.)

D. DeVoe                   It's operating income - well, mainly, it's both.
                           It's both revenue and costs.

Coordinator                Raymond Katz, you may ask your question, and please
                           state your company name.

K. Mangliss                Thank you, it's Katie Mangliss for Raymond
                           Katz of Bear Sterns. We have two questions. One is, if Lachlan can give us a little bit more color on how the local piece of advertising is going at the TV stations. Also, if you would be kind enough to give us an idea of the mix of DVD sales at the TV and film studio business, please.

L. Murdoch                 I'll start with the local piece. Local sales are
                           obviously sort of in line with national, being up in the fourth quarter now, and this is reflected in the third quarter as well that we've just passed, in the mid-single digits. I'm going to say the Fox stations, so of our O&O's, obviously the Fox affiliates are stronger than our UPN affiliates. If anything, our UPN affiliates are dragging down the overall Fox station group pacings for both quarters. We'd be up much stronger if we were just focused on the Fox affiliates, and that obviously dampens to some degree the revenue in those duopoly markets.

P. Chernin                 I'll answer the DVD question. We don't
                           break these out specifically, so I don't have a number off the top of my head. What I can tell you is that certainly, TV product represents far less than 25% of our DVD revenues, and the bulk of it continues to be and will be driven by film product, both new releases and library product.

Coordinator                George Colman, you may ask your question, and please
                           state your company name.

G. Colman                  It's Citigroup-Smith Barney. Peter, I hate to push
                           the point, but these film numbers are simply outstanding. Can you give any more color at all on the incremental impact of syndication on DVD in the quarter? I guess the issue is how long you can continue to beat the odds in such a spectacular fashion in first release.

P. Chernin                 I think that "spectacular" may be a little strong.
                           We're pleased with the results. We'd like to see more, quite honestly. I'm not sure it's a function of beating the odds. I think what we are trying to do is two things: To continue to have a steady, predictable result from our library and our past-yea releases on the movie side, flowing into DVD and home video; and then I guess the simple way of saying it is, make sure we don't screw it up in the new-release business. To make sure that we are releasing new movies that have economics that make sense, that are solidly profitable on their own, and that will continue to drive the following year's results in DVD and video.

                           I would never predict long long-term in the movie business, but I think if you look at the foreseeable future, the new movies we've released in the past four or five months are what are going to drive our DVD and video revenues during fiscal '04, and we feel very good about that. In the television business, it's the same thing, which is that we obviously have a great library and a great backlog of syndication, and the key is, can we produce at a cost-effective basis new shows, and hopefully continue to add to that syndication business, which we feel pretty good about.

                           We've got Bernie Mac getting ready for syndication. We have Yes, Dear, which has grown - it's probably I think the fastest-growing show on CBS this season. We've launched Still Standing, which was the number-one new comedy on television this year on CBS; so we think we are continuing to add to that syndication pipeline, and that's really the name of the game, is to maximize the current shows, keep them on the air for four or five seasons, and then make sure we can add one, two new shows a year to that pipeline. We think that that program is in place and working quite well.

D. DeVoe                   Yes, and too, that business has roughly
                           doubled its earnings contribution, the television production business, year over year in the quarter.

G. Colman                  I'm sorry, Dave; what was that?  Did you give a
                           number on that?

D. DeVoe I didn't give a number, because we don't break out that separately, and we really don't want to start doing it. But it doubled its contribution from a year ago, the television production business.

G. Colman                  That's great. Just one, if I could just change tack
                           slightly for a moment. If, as now seems likely, the FCC increases the television station ownership capital to 45%, and retains the UHF discount, and if deals do follow that in the short term, to what extent are you materially constrained from either a balance sheet or an FCC perspective, given the impact of the Hughes deal?

R. Murdoch                 Legally, nowhere at all. But I would think that as
                           a matter of company strategy, we would only be interested in one or two very selective markets. We are not out to increase the reach dramatically.
                           We'd like more duopolies, of course, in any of the top 20 markets.

L. Murdoch                 I think very importantly is that with the 35
                           stations that we currently operate, we have ample opportunity to facilitate in swaps for the markets that we would like to acquire, as opposed to paying any cash or shares.

Coordinator                Spencer Wang, you may ask your question, and please
                           state your company name.

S. Wang Two quick questions. Can you quantify the impact of the sports write-down, if there was any in the quarter. Then, secondly, on the RSN's, do you have any affiliation agreements that come up in the next 12 to 24 months? Thanks.

D. DeVoe With respect to the write-down, due to Regulation G, we cannot quantify what the effect might have been in the quarter.

P. Chernin                 That's for affiliation deals. We may have
                           some little bits and pieces. The only significant one which comes up in the next 12 to 24 months I believe is a number of Cox systems.

Coordinator                Alex Pollak, you may ask your question, and please
                           state your company name.

A. Pollak                  It's Alex Pollak from the Quarry Bank in Sydney.
                           Just a quick question on the DVD business. I think in the last conference call, there was some talk about somewhere down the track maybe, in the film business, you could be hitting a billion dollars' worth of EBIT. I think you declined to kind of give a year date on that; but you're at $500 million-plus for the three quarters and you've got a pretty strong pipeline. So it doesn't look all that impossible, given the strength of the DVD sales, and also the fact that you got some TV product coming through, which is, after all, found revenue if you like, that you could put a time frame on that billion dollars at all? That's one question.

                           I have another one that is just a more technical question on the cash flows, and that is, you did - two questions, actually. There was a $300 million release of provisions in the quarter, point one; and on the investment side of it, you bought the Chicago station I think in the first quarter for about $450 million U.S.; there's another $500 million U.S. of investment spending. Could you just outline what that's on, please?

P. Chernin                 I'll answer the billion-dollar question
                           first, which I think was, if I recall, Mr. Murdoch setting a standard which he expects us to achieve;
                           and I guess we'd better figure out a way to do it.
                           But we don't have a date, and I'm sure he'll hold our feet to the fire to get there.

                           The one thing I would take exception with is the characterization of DVD TV revenues as "found money." I think what we are in the business of is creating the highest-quality product that we can in both the TV and the film business, and then figuring out the way to maximize its exploitation across as many media as possible. I think what that money reflects is the strength and desirability of certain of our key assets: X-Files, Simpsons, etc.

A. Pollak                  Yes; I only meant that it was bad insofar as
                           you cost it all out on the basis of first-run, syndication, etc.; and then to have this DVD kicker at the end of it, before coming in, when you hadn't envisaged it when you commissioned the shows is in that sense found.

P. Chernin                 But look, to be fair, the marketplace is
                           constantly shifting. I think that you'll see - our three main sources of revenue are on TV products, which is syndication, international sales and DVD's
                           - are constantly shifting. You'll see pressure in one area and growth in another. We're always looking to maximize across all three of them, but they don't all grow at the same time.

A. Pollak                  Yes. Just on the cash flows?

D. DeVoe Alex, there really weren't any significant investments in the quarter; and I'm not following where you are with the release of the provisions, other than we had significant collections on receivables and we paid down creditors. So maybe what you might want to do specifically is, why don't you call Reed -

A. Pollak                  Yes.

D. DeVoe -- go through on the details, because I just don't know what it is you're referring to.

A. Pollak                  I mean, it's not a criticism at all. The general
                           cash flows, I think $1.3 billion is what you released in the quarter, after interest, tax and working capital, and before cap ex is a pretty spectacular result, so just a couple of technical questions there. But I'll deal with those later.

D. DeVoe                   By the way, that $1.3 billion was after cap ex.

A. Pollak                  Thank you.

Coordinator                Kathy Styponias, you may ask your question, and
                           please state your company name.

K. Styponias               Thank you, Prudential Securities. Two
                           questions. You mentioned that - I believe it was Peter - mentioned that for the Fox Network, we're going to see a lot more scripted shows in the coming television season. I was wondering if you can give us a little bit of color of what you expect your programming costs to look like on the entertainment side, as well as the sports side.

                           Then, also a question for Peter: At a Senate hearing earlier this week, some of the cable CEO's that testified suggested that they might need Congressional support to get rid of re-transmission consent/must carry. How does that impact how you think about your network business and your cable nets on a go-forward basis, if that is to come to fruition? Thanks.

P. Chernin                 As for the first question, I think we're a couple
                           of days away from having a lock on what the expense side of our business looks like. We're setting a schedule right now. I do think, to be fair, in my opinion, one of the misconceptions in the broadcast business is that these reality shows are so cheap.
                           These reality shows have gotten pretty expensive.
                           They are high-quality productions shot on locations, etc.; and secondly, they have no repeat values. So there's not a huge cost differential between the higher-quality reality shows and scripted shows. But we will put together the schedule that we think will maximize ratings and maximize our profitability, and we're a couple of days away from knowing that.

                           As for the Washington comments about retrans, first of all, I think cable operators who have some extraordinarily enviable positions, local monopolies, are trying to negotiate in front of Congress and cry "Poor;" and I think that, in my opinion, any right-thinking member of Congress will look at the importance of free broadcasting for this country and will look to, if anything, I would think improve the position of broadcasters in retrans, given that the bulk of the viewing on cable systems is occurring for broadcasters.

                           So I don't take those comments that seriously, and I think that we would expect to be appropriately compensated for product which we think is the highest-quality product that's available on any - broadcasting, cable, anyplace else, which is great series, great sports, great local services and news and local products. I don't particularly take it seriously.

Coordinator                Yolanta Mosojada, you may ask your question, and
                           please state your company name.

Y. Mosojada                It's Credit Suisse First Boston. Can I ask
                           whether you're expecting to receive any cash out of independent newspapers, and whether there are any other asset sales that are on the agenda?

R. Murdoch                 Could you repeat that? I didn't quite hear
                           that, I'm sorry.

Y. Mosojada                Do you expect to get any cash out of the
                           independent newspaper's sale of its newspaper business? And are there other asset sales that are on your agenda, or is it a priority at all for the company.

L. Murdoch                 Let me deal with the independent newspapers
                           first, Yolanta. First of all, it's really an issue for I&L's board, what they do with their proceeds of the sale of their newspapers. But we are not currently at this stage expecting to gain any cash out of New Zealand at this stage.

                           In terms of other acquisitions, Dad, I don't know if you want to answer that.

R. Murdoch                 I don't think we really want to get into any
                           discussions of acquisitions of newspapers at this stage.

L. Murdoch                 I think Yolanta was referring to any - Yolanta,
                           you're talking about any--

Y. Mosojada                Any other asset sales, so are there any
                           other peripheral assets that - or any assets that you would deem peripheral, that you would look to be selling?

R. Murdoch                 No. I think it's well known that we're selling the
                           Dodgers, or hoping to; we have them for sale and we have some promising negotiations. But we can't say any more than that.

G. Ginsberg                Operator, we have time for one last question.

Coordinator                Our last question comes from Doug Mitchelson. You
                           may ask your question, and please state your company name.

D. Mitchelson              Doug Mitchelson from Deutsche Bank. Thank you. Two
                           quick questions. I know that on the programming cost side, you don't want to be pinned down; but I think just looking at your schedule and the changes, I think it would be fair to imply programming costs should be up a normal amount this year; is that at least in the right ballpark? I know you should be pretty close in your schedule.

                           Then, secondly, where are we on television cost cuts? Have they fully cycled in, Lachlan, or do we still have more to go on the duopoly savings? Thank you?

P. Chernin                 Again, I would say that going in, I would expect
                           television programming costs to have normal escalations, but in some ways, the big indication of where you end up is how quickly you cancel expensive series. If we cancel another Girls' Club and Firefly within the first month, our costs will probably go up more substantially. On the other hand, if our new series are more successful and we have less expensive cancellations, our costs could go down; so I think it's too early to really know where those are going to come out. But it feels overall like a pretty normal year.

D. Mitchelson              Is American Idol under several renewals?

P. Chernin                 Yes.

D. Mitchelson              And then on the television cost side?

L. Murdoch                 In terms of the television stations - and they're
                           sort of cost-savings-driven from the duopolies - by the end of this quarter, so by the end of this fiscal year, we will be done with everything, except New York. I think in the next few months, we complete some of the master control sort of facilities for a number of the stations. Then, next year, all that's left is the progress of New York consolidation of the duopoly; and that will be done through the course of next year. It's hard to quantify that at the moment, just because we're in negotiations with the unions and other people about it.

G. Ginsberg                Thank you, everyone, for joining us on the call. If
                           you have any additional questions, as always, feel free to call Reed, myself or Craig Fallenstein in New York, and have a good day.

                                     * * *

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of an offer to buy, nor shall there be any sale of securities in any
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